

March 14, 2023

James Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

> **Re: Lions Gate Entertainment Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2022**
>   **Filed May 26, 2022**
>   **Item 2.02 Form 8-K dated February 9, 2023**
>   **File No. 001-14880**

Dear James Barge :

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Discussion of Operating, Investing, Financing Cash Flows
Operating Activities, page 73

1.   Cash flows from operations before changes in operating assets and liabilities appears to represent a non-GAAP measure. Please remove this measure from your filings or provide the disclosures required by Item 10(e) of Regulation S-K.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-4

2.	Please present accounts payable separately from accrued liabilities. Refer to Rules 5-02.19 and .20 of Regulation S-X. Also, since your redeemable noncontrolling interests do not appear to be accounted for as liabilities, please move them from the liabilities section of the balance sheet in your filings to a newly-labeled section still outside of shareholders' equity. Refer to Rule 5-02 of Regulation S-X and ASC 480-10-S99.

Consolidated Statements of Cash Flows, page F-8

3.	Please present changes in receivables pertaining to operating activities separately from other assets. Refer to ASC 230-10-45-29.

11. Noncontrolling Interests, page F-36

4.	Please tell us and disclose in greater detail the terms and conditions under which the noncontrolling interest holders have a right to put their noncontrolling interest and you have a right to call their noncontrolling interest. Also, tell us in detail how you determined that each put and call arrangement was at fair value. Clarify whether the noncontrolling interests are preferred or common stock. Furthermore, tell us whether the noncontrolling interest must be redeemed under any circumstances, such as if the employment of the noncontrolling interest holder ceases or they pass away. Refer to ASC 480-10-S99.

16. Segment Information, page F-50

5.	Please revise your footnote disclosure to discuss in greater detail the types of amounts included in the corporate general and administrative line item of your segment profit reconciliation.

19. Additional Financial Information
Accumulated Other Comprehensive Income (Loss), page F-65

6.	Please present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12.

Item 2.02 Form 8-K dated February 9, 2023

Exhibit 99.1
Use of Non-GAAP Financial Measures, page 12

7.	Please tell us how you determined that your removal of the effects of purchase accounting and related adjustments from your non-GAAP measures, such as Adjusted OIBDA and Adjusted Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders, does not substitute individually-tailored recognition and measurement methods for GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders..., page 18

8.   Please disclose in greater detail the nature of and reason for the deferred tax valuation allowance adjustment. Also, disclose how you computed the amount of the adjustment in each period presented.

Reconciliation of Net Cash Flows Provided by (Used in) Operating Activities to Adjusted Free Cash Flow, page 19

9.   Please expand your description of the adjustments for net increase or decrease in production and related loans and your production tax credit facility on page 12 to further clarify the nature of these adjustments. Please also provide a reconciliation of these non-GAAP adjustment amounts to the changes in the related balance sheet amounts and your statement of cash flows for the same reporting period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services